UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING

SEC FILE NUMBER:	000-53703
CUSIP NUMBER:	29734B 10 7

(Check One):	[] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form 10-D [ ] Form N-SAR [ ] Form N-CSR

	For Period Ended:	February 28, 2010

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I - REGISTRANT INFORMATION

ESTATE COFFEE HOLDINGS CORP.
Full Name of Registrant

SLAP, INC.
Former Name if Applicable

565 Silvertip Road
Address of Principal Executive Office (Street and Number)

Canmore, Alberta T1W3K8
City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

[X]	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Form 10-Q for the period ended February 28, 2010 will not be submitted by the deadline due to a situation where the workload exceeds available personnel.  Certain events and activities during and subsequent to the end of the reporting period required the reallocation of time normally used for the preparation of the report.  The Registrant’s independent auditors will also not be able to complete their review of the financial statements prior to April 18, 2010.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

	Dave Wehrhahn	403	609-0311
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If answer is no, identify report(s).

Yes [X] No [ ]

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Yes [X] No [ ]
The Company has operations in the coffee industry by way of its 20% ownership in  a coffee processing company in China and continues to maintain its oil and gas assets. The Company  has earned no revenues from inception (March 19, 2007) to the six month period ending February 28, 2010.

On November 2, 2009, the Company filed with the State of Nevada a forward split of its authorized and issued shares of common stock on the basis of nine-for-one in the form of a special stock distribution to stockholders of record as November 2, 2009. The effective date for the distribution to stockholders was November 9, 2009.

On January 11, 2010, the Company entered into an agreement with Estate Coffee Holdings Ltd. (ECH), a private company incorporated pursuant to the laws of the State of Maryland (“Estate”) whereby the Company will acquire all of the issued and outstanding shares of ECH in exchange for the issuance of 900,000 restricted shares of the Company to Sean Tan, a creditor of ECH in settlement of debts and accrued interest expense on debt. ECH will operate its business as a wholly owned subsidiary of the Company.  ECH holds a 20% interest in a coffee roaster in mainland China.  Due to the forward split and the recent acquisitions, management required additional time to finalize the financial reporting.

The Company expects to report consolidated operating losses of $99,256 for the six months ended February 28, 2010 compared to losses of $12,138 from the same period in the previous year. Operating losses incurred from March 19, 2007 (date of inception) to the six month period ended February 28, 2010 are expected to total $172,911.  The increase in operational losses anticipated for the current fiscal year is a direct result of increased expenses related to business acquisition of Estate Coffee Holdings Ltd and subsequent goodwill written-off

The major categories resulting in the Company’s consolidated expected losses for the current period of $99,256 are as follows:  Professional fees- $66,860 (2009- 5,048); Office and administrative expenses - $3,742 (2009- $918);Goodwill write off- $27,791 (2009- 0);Loss from investment in DTS8 (holding 20% interest)- $889 (2009- 0).

Net losses for the comparative six month periods are expected to be $99,256 (2010) and $12,138 (2009) respectively.

ESTATE COFFEE HOLDINGS CORP.
Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	April 15, 2010	By:	/s/ Dave Wehrhahn
		Name:	Dave Wehrhahn
		Title:	President

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).